May 25, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent J. Di Stefano, Senior Counsel

Re:	ClearBridge Energy MLP Fund Inc.

Registration Statement on Form N-2, File Nos. 333-166021 and 811-22405

Ladies and Gentlemen:

On behalf of ClearBridge Energy MLP Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2010, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP